January 20, 2015

Ms. Pamela Long

Assistant Director

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: Dais Analytic Corporation

Revised Preliminary Proxy Statement on Schedule 14A

Filed December 31, 2014

File No. 0-53554

Dear Ms. Long:

This letter is in response to the comments contained in the Securities and Exchange Commission letter, dated January 13, 2015 (the "Comment Letter"), to Dais Analytic Corporation (the “Company”), concerning the Revised Preliminary Proxy Statement on Schedule 14A filed by the Company with the Securities and Exchange Commission (“SEC”) on December 31, 2014.

The comments from the Comment Letter are repeated below and, for convenience of reference, the number beside each of the following comments corresponds to the paragraph numbering indicated in the Comment Letter. On behalf of the Company, the following are our responses to the SEC’s comments:

General

1. Please advise why the annual meeting proxy statement filed in December 2014 appears to be the first such proxy statement filed by your company.

The Company filed proxy statements on October 9, 20091 and October 27, 20102. The Company is not listed on a national securities exchange that requires annual meetings.

Section 602 (a) and (b) of New York Business Corporation Law3 provides that:

“(a) Meetings of shareholders may be held at such place, within or without this state, as may be fixed by or under the by-laws, or if not so fixed, at the office of the corporation in this state. (b) A meeting of shareholders shall be held annually for the election of directors and the transaction of other business on a date fixed by or under the by-laws. A failure to hold the annual meeting on the date so fixed or to elect a sufficient number of directors to conduct the business of the corporation shall not work a forfeiture or give cause for dissolution of the corporation . . .”

The Company plans to have annual meetings in the future.

________________

1 http://www.sec.gov/Archives/edgar/data/1125699/000114420409052269/0001144204-09-052269-index.htm

2 http://www.sec.gov/Archives/edgar/data/1125699/000119312510237592/0001193125-10-237592-index.htm

3 http://codes.lp.findlaw.com/nycode/BSC/6/602

1

Executive Compensation, page 10

2. Include the disclosures required by Item 402 of Regulation S-K for your most recently completed fiscal year, that is, 2014. See Item 8 of Schedule 14A.

With this first filing made in 2015, the Company has included the information for the most recently completed fiscal year.

Proposal 3, page 17

3. Notwithstanding the representations made in response to comment 4 in our December 23, 2014 letter that you have decided to increase only the preferred stock and added the effect of a negative vote on the proposal to increase the authorized amount of preferred stock, it appears from disclosures in the revised preliminary proxy statement that you have decided to increase only the common stock and added the effect of a negative vote on the proposal to increase the authorized amount of common stock. Please revise and advise.

The Company has decided to only increase the common stock and added the effect of a negative vote on the proposal to increase the authorized amount of common stock.

Proposal No. 5, page 22

4. Revise the proposal to reflect that you are asking your shareholders to approve on an advisory basis the compensation of your named executive officers for 2014.

The Company revised the proposal to reflect that it is asking its shareholders to approve, on an advisory basis, the compensation of its named executive officers for 2014.

Proposal No. 6, page 22

5. Disclosure that your board of directors is recommending that shareholders vote “three years” in advising on the frequency of shareholder votes on executive compensation is inconsistent with disclosure that your board of directors recommends that shareholders vote “EVERY ONE YEAR” in advising on the frequency of shareholder votes on executive compensation. Please reconcile the disclosures.

The Company changed all recommendations to “EVERY THREE YEARS.”

Thank you for your attention to this matter. We look forward to hearing from you. Please direct questions or questions for clarification of matters addressed in this letter to the undersigned of Sichenzia Ross Friedman Ference LLP at (212) 981-6767.

Sincerely,

By:	/s/ Peter DiChiara
Peter DiChiara

2

January 20, 2015

Ms. Pamela Long

Assistant Director

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: Dais Analytic Corporation

Revised Preliminary Proxy Statement on Schedule 14A

Filed December 31, 2014

File No. 0-53554

Dear Ms. Long:

This letter is in response to the comments contained in the Securities and Exchange Commission letter, dated January 13, 2015 (the "Comment Letter"), to Dais Analytic Corporation (the “Company”), concerning the Revised Preliminary Proxy Statement on Schedule 14A filed by the Company with the Securities and Exchange Commission (“SEC”) on December 31, 2014.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

By:	/s/ Timothy N. Tangredi
Timothy N. Tangredi
Chief Executive Officer

3